Exhibit 99.1

2015 Second Quarter
Management Discussion and Analysis

MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED MAY 31, 2015

The following Management Discussion and Analysis (“MD&A”) should be read in conjunction with the May 31, 2015 condensed unaudited interim consolidated financial statements of Intellipharmaceutics International Inc. The condensed unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), as outlined in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).  Our accounting policies have the potential to have a significant impact on our condensed unaudited interim consolidated financial statements, either due to the significance of the financial statement item to which they relate or because they require judgment and/or estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.  The information contained in this document is current in all material respects as of July 13, 2015 unless otherwise noted.

Unless the context otherwise requires, the terms “we”, “us”, “Intellipharmaceutics”, and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries. Any reference in this document to our “products” includes a reference to our product candidates and future products we may develop. Unless stated otherwise, all references to “$” are to the lawful currency of the United States and all references to “C$” are to the lawful currency of Canada. We refer in this document to information regarding potential markets for our products, product candidates and other industry data. We believe that all such information has been obtained from reliable sources that are customarily relied upon by companies in our industry. However, we have not independently verified any such information.

Intellipharmaceutics™, Hypermatrix™, Drug Delivery Engine™, IntelliFoam™, IntelliGITransporter™, IntelliMatrix™, IntelliOsmotics™, IntelliPaste™, IntelliPellets™, IntelliShuttle™, Rexista™, nPODDDS™, PODRAS™ and Regabatin™ are our trademarks. These trademarks are important to our business. Although we may have omitted the “TM” trademark designation for such trademarks in this document, all rights to such trademarks are nevertheless reserved. Unless otherwise noted, other trademarks used in this document are the property of their respective holders.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales,  revenues and profitability, projected costs and market penetration. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements.

Risks,  uncertainties and other factors that could affect our actual results include, but are not limited to the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing and the expected use of any proceeds from any offering of our securities, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding  obtaining regulatory approvals to market our product candidates, and the timing and amount of any available investment tax credits.  Other factors that could cause actual results to differ materially include but are not limited to:

•	the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others;

•	our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates;

•	the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates;

•	the actual size of the potential markets for any of our products and product candidates compared to our market estimates;

•	our selection and licensing of products and product candidates;

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our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

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sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

•	the rate and degree of market acceptance of our products;

•	the difficulty of predicting the impact of competitive products and pricing and the timing and success of product launches;

•	the inability to forecast wholesaler demand and/or wholesaler buying patterns;

•	the seasonal fluctuation in the numbers of prescriptions written for our dexmethylphenidate hydrochloride extended-release capsules which may produce substantial fluctuations in revenues;

•	the timing and amount of insurance reimbursement for our products;

•	changes in the laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products;

•	the success and pricing of other competing therapies that may become available;

•	our ability to retain and hire qualified employees;

•	the availability and pricing of third-party sourced products and materials;

•	difficulties or delays in manufacturing;

•	the manufacturing capacity of third-party manufacturers that we may use for our products;

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the successful compliance with United States Food and Drug Administration (“FDA”), Health Canada and other governmental regulations applicable to the Company and its third party manufacturers’ facilities, products and/or businesses; and

•	Difficulties, delays, or changes in the FDA approval process or test criteria for Abbreviated New Drug Applications (“ANDAs”) and New Drug Applications (“NDAs”).

Additional risks and uncertainties relating to the Company and our business can be found in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events, and are based on what we believe are reasonable assumptions as of the date of this document. We disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THIS DISCUSSION SHOULD NOT BE CONSTRUED TO IMPLY THAT THE RESULTS DISCUSSED HEREIN WILL NECESSARILY CONTINUE INTO THE FUTURE, OR THAT ANY CONCLUSION REACHED HEREIN WILL NECESSARILY BE INDICATIVE OF ACTUAL OPERATING RESULTS OF THE COMPANY.

CORPORATE HIGHLIGHTS

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In March 2015, the Company reported that the FDA had accepted a Pre-Investigational New Drug (“Pre-IND”) meeting request for its once-a-day Regabatin™ XR non-generic controlled release version of pregabalin under the NDA 505(b)(2) regulatory pathway, with a view to possible commercialization in the United States at some time following the December 30, 2018 expiry of the patent covering the pregabalin molecule.  Regabatin™ XR is based on the Company’s controlled release drug delivery technology platform which utilizes the symptomatology and chronobiology of fibromyalgia in a formulation intended to provide a higher exposure of pregabalin during the first 12 hours of dosing. Based on positive feedback and guidance from the FDA, the Company plans to submit an Investigational New Drug Application (“IND”) in the third quarter of 2015, although no assurance to this effect can be given.

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In May 2015, the Company announced that the FDA had provided the Company with notification regarding its IND submission for Rexista™ Oxycodone XR (Abuse Deterrent oxycodone hydrochloride) extended release tablets indicating that the Company will not be required to conduct Phase III studies if bioequivalence to Oxycontin® is demonstrated.  The Company believes, in light of previously announced results of the three definitive Phase I pharmacokinetic trials, that it will not be required to conduct Phase III studies, although no assurance to that effect can be given.  The Company believes the FDA notification is significant as it provides a basis for an accelerated development plan for its Rexista™ Oxycodone XR product candidate, without the need for more costly and time consuming Phase III studies. The Company intends to file an NDA for Rexista™ Oxycodone XR (Abuse Deterrent oxycodone hydrochloride) extended release tablets with the FDA within the next 6 to 12 months, although no assurance to this effect can be given.

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In May 2015, the Company announced that the FDA had reviewed the Company’s request for Fast Track designation for its abuse deterrent Rexista™ Oxycodone XR (Oxycodone HCl) extended-release tablets development program incorporating its Paradoxical OverDose Resistance Activating System (“PODRAS™”) and had concluded that it meets the criteria for Fast Track designation. Fast Track is a designation assigned by the FDA in response to an applicant’s request which meets FDA criteria. The designation mandates the FDA to facilitate the development and expedite the review of drugs intended to treat serious or life threatening conditions and that demonstrate the potential to address unmet medical needs. This could potentially result in accelerated approval for Rexista™ Oxycodone XR thereby making it available to patients earlier than would be traditionally possible.

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In June 2015, the Company announced that the FDA had indicated that the Company's tentatively-approved strengths of its generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules would have to meet newly-imposed conditions for bioequivalence prior to receiving final approval. The strengths affected were 5 mg, 10 mg, 20 mg and 40 mg. The already-approved 15 mg and 30 mg strengths now in the market were not affected. In July 2015, the FDA indicated to the Company that it had rescinded its previous requirement that the Company meet the newly-imposed conditions for bioequivalence prior to receiving final approval for the Company’s tentatively-approved strengths of its generic Focalin XR®. The Company is not aware of any further action required of it in respect of its ANDA for its tentatively-approved strengths. The Company is therefore hopeful that the FDA will shortly grant final approval for the 5 mg strength which is no longer subject to the six months of market exclusivity accorded to the first-filer of an ANDA.

There can be no assurance that the Fast Track designation for RexistaTM Oxycodone XR will translate to a faster development and review process with the FDA, that our tentatively-approved strengths of generic Focalin XR® will be granted final FDA approval or sold commercially, that we will be successful in submitting any additional ANDAs, Abbreviated New Drug Submissions (“ANDSs”) or NDAs with the FDA or similar applications with Health Canada, that the FDA or Health Canada will approve any of our current or any future product candidates for sale in the U.S. market and Canadian market, or that they will ever be successfully commercialized and produce significant revenue for us.

BUSINESS OVERVIEW

On October 22, 2009, IntelliPharmaCeutics Ltd. (“IPC Ltd.”) and Vasogen Inc. (“Vasogen”) completed a court-approved plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in the formation of the Company, which is incorporated under the laws of Canada and the common shares of which are traded on the Toronto Stock Exchange and NASDAQ.

We are a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. Our patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths which received final FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract (“GIT”), diabetes and pain.

We received final approval from the FDA in November 2013 to launch the 15 mg and 30 mg strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the United States, Par. As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for the generic product of that strength from the date of launch on November 19, 2013 in the United States by our partner, Par. Our 5, 10, 20 and 40 mg strengths were also then tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties.  In June 2015, the FDA indicated the Company would have to meet newly-imposed conditions for bioequivalency for the tentatively-approved strengths of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules prior to receiving final approval. In July 2015, the FDA indicated to the Company that it had rescinded its previous requirement that the Company meet the newly-imposed conditions for bioequivalence prior to receiving final approval for the Company’s tentatively-approved strengths of its generic Focalin XR®. The Company is not aware of any further action required of it in respect of its ANDA for its tentatively-approved strengths. The Company is therefore hopeful that the FDA will shortly grant final approval for the 5 mg strength which is no longer subject to the six months of market exclusivity accorded to the first-filer of an ANDA. Teva launched their own 5 mg, 10 mg and 20 mg strengths of generic Focalin XR® capsules on November 11, 2014, February 2, 2015 and June 22, 2015, respectively. We believe that Par intends to launch the 5 mg strength as soon as the Company is granted final approval for this strength.  In addition, we believe Par intends to launch the 10 mg and 20 mg strengths in August 2015 and December 2015, respectively, upon the expiry of the Teva exclusivity periods (assuming receipt of final FDA approval). There can be no assurance as to when or if any launch will occur, or as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized.

Our goal is to leverage our proprietary technologies and know-how in order to build a diversified portfolio of commercialized products that generate revenue. We intend to do this by advancing our products from the formulation stage through product development, regulatory approval and manufacturing.  We believe that full integration of development and manufacturing will help maximize the value of our drug delivery technologies, products and product candidates.  We also believe that out-licensing sales and marketing to established organizations, when it makes economic sense to do so, will improve our return from our products while allowing us to focus on our core competencies.  We expect expenditures in investing activities for the purchase of production equipment and the expansion of manufacturing and warehousing capability to be higher as we prepare for the commercialization of ANDAs and one ANDS that are pending FDA and Health Canada approval.

STRATEGY

Our Hypermatrix™ technologies are central to the development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs.  The Hypermatrix™ technologies are a multidimensional controlled-release drug delivery platform that we believe can be applied to the efficient development of a wide range of existing and new pharmaceuticals.  We believe that the flexibility of these technologies allows us to develop complex drug delivery solutions within industry-competitive timeframe. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths for which final FDA approval has been received) and product candidates in various stages of development, including ANDAs filed with the FDA, a planned IND filing and a planned NDA filing. Certain, but not all, of the products in our pipeline may be developed from time to time for third parties pursuant to drug development agreements with those third parties, under which our development partner generally pays certain of the expenses of development, sometimes makes certain milestone payments to us and receives a share of revenues or profits if the drug is developed successfully to completion, the control of which is generally in the discretion of our drug development partner.

The Hypermatrix™ technologies are applied to the development of both existing and new pharmaceuticals across a range of therapeutic classes.  The principal focus of our development activities previously targeted difficult-to-develop controlled-release generic drugs which follow an ANDA regulatory path. Our current development effort is increasingly directed towards improved difficult-to-develop controlled-release drugs which follow an NDA 505(b)(2) regulatory pathway. The Company has increased its research and development (“R&D”) emphasis towards specialty new product development, facilitated by the 505(b)(2) regulatory pathway, by advancing the product development program for both Rexista™ and Regabatin™. The 505(b)(2) pathway (which relies in part upon the approving agency’s findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities. An advantage of our strategy for development of NDA 505(b)(2) drugs is that our product candidates can, if approved for sale by the FDA, potentially enjoy an exclusivity period which may provide for greater commercial opportunity relative to the generic ANDA route.

The market we operate in is created by the expiration of drug product patents, challengeable patents and drug product exclusivity periods. There are three ways that we employ our controlled-release technologies, which we believe represent substantial opportunities for us to commercialize on our own or develop products or out-license our technologies and products:

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For existing controlled-release (once-a-day) products whose active pharmaceutical ingredients (“APIs”) are covered by drug molecule patents about to expire or already expired, or whose formulations are covered by patents about to expire, already expired or which we believe we do not infringe, we can seek to formulate generic products which are bioequivalent to the branded products. Our scientists have demonstrated a successful track record with such products, having previously developed several drug products which have been commercialized in the United States by their former employer/clients.  The regulatory pathway for this approach requires ANDAs for the United States and ANDSs for Canada.

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For branded immediate-release (multiple-times-per-day) drugs, we can formulate improved replacement products, typically by developing new, potentially patentable, controlled-release once-a-day drugs. Among other out-licensing opportunities, these drugs can be licensed to and sold by the pharmaceutical company that made the original immediate-release product.  These can potentially protect against revenue erosion in the brand by providing a clinically attractive patented product that competes favorably with the generic immediate-release competition that arises on expiry of the original patent(s). The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable.

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Some of our technologies are also focused on the development of abuse-deterrent pain medications. The growing abuse and diversion of prescription “painkillers”, specifically opioid analgesics, is well documented and is a major health and social concern. We believe that our technologies and know-how are aptly suited to developing abuse-deterrent pain medications. The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable.

We intend to collaborate in the development and/or marketing of one or more products with partners, when we believe that such collaboration may enhance the outcome of the project.  We also plan to seek additional collaborations as a means of developing additional products.  We believe that our business strategy enables us to reduce our risk by (a) having a diverse product portfolio that includes both branded and generic products in various therapeutic categories, and (b) building collaborations and establishing licensing agreements with companies with greater resources thereby allowing us to share costs of development and to improve cash-flow.  There can be no assurance that we will be able to enter into additional collaborations or, if we do, that such arrangements will be beneficial.

OUR DRUG DELIVERY TECHNOLOGIES

Our scientists have developed drug delivery technology systems, based on the Hypermatrix™ platform, that facilitate controlled-release delivery of a wide range of pharmaceuticals. These systems include several core technologies, which enable us to flexibly respond to a wide range of drug attributes and patient requirements, producing a desired controlled-release effect. Our technologies have been incorporated in drugs manufactured and sold by major pharmaceutical companies.

This group of drug delivery technology systems is based upon the drug active ingredient (“drug active”) being imbedded in, and an integral part of, a homogeneous (uniform), core and/or coatings consisting of one or more polymers which affect the release rates of drugs, other excipients (compounds other than the drug active), such as for instance lubricants which control handling properties of the matrix during fabrication, and the drug active itself.  The Hypermatrix™ technologies are the core of our current marketing efforts and the technologies underlying our existing development agreements.

PRODUCTS AND PRODUCT CANDIDATES

The table below shows the present status of our ANDA, ANDS and NDA products and product candidates that have been disclosed to the public.

Generic name	Brand	Indication	Stage of Development(1)	Regulatory Pathway	Market Size (in millions)(2)	Rights(3)
Dexmethylphenidate hydrochloride extended-release capsules	Focalin XR®	Attention deficit hyperactivity disorder	Received final approval for 15 and 30 mg, and tentative approval for 5, 10, 20 and 40 mg, strengths from FDA	ANDA	$734	Intellipharmaceutics and Par
Venlafaxine hydrochloride extended-release capsules	Effexor XR®	Depression	ANDA application for commercialization approval for 3 strengths under review by FDA	ANDA	$659	Intellipharmaceutics
Pantoprazole sodium delayed- release tablets	Protonix®	Conditions associated with gastroesophageal reflux disease	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$297	Intellipharmaceutics
Metformin hydrochloride extended-release tablets	Glucophage® XR	Management of type 2 diabetes	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$842	Intellipharmaceutics

Quetiapine fumarate extended-release tablets	Seroquel XR®	Schizophrenia, bipolar disorder & major depressive disorder	ANDA and ANDS application for commercialization approval for 5 strengths under review by FDA and Health Canada	ANDA ANDS	$1,289	Intellipharmaceutics
Lamotrigine extended-release tablets	Lamictal® XR™	Anti-convulsant for epilepsy	ANDA application for commercialization approval for 6 strengths under review by FDA	ANDA	$300	Intellipharmaceutics
Levetiracetam extended-release tablets	Keppra XR®	Partial onset seizures for epilepsy	ANDA application for commercialization for 2 strengths under review by FDA	ANDA	$100	Intellipharmaceutics
Desvenlafaxine extended-release tablets	Pristiq®	Depression	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$802	Intellipharmaceutics
Trazodone hydrochloride extended-release tablets	Oleptro™	Depression	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$2.1	Intellipharmaceutics
Carvedilol phosphate extended- release capsules	Coreg CR®	Heart failure, hypertension	Late-stage development	ANDA	$268	Intellipharmaceutics
Oxycodone hydrochloride controlled-release capsules	OxyContin®	Pain	NDA application expected to be filed in next 6 to 12 months	NDA 505(b)(2)	$2,260	Intellipharmaceutics
Pregabalin extended-release capsules	Lyrica®	Neuropathic pain	Planned IND expected to be filed in third quarter of 2015	NDA 505(b)(2)	$3,435	Intellipharmaceutics

Notes:

(1)	There can be no assurance when, or if at all, the FDA or Health Canada will approve any product candidate for sale in the U.S. or Canadian markets.

(2)
Represents sales for all strengths for the 12 months ended May 2015 in the U.S., including sales of generics in TRx MBS Dollars, which represents projected new and refilled prescriptions representing a standardized dollar metric based on manufacturer’s published catalog or list prices to wholesalers, and does not represent actual transaction prices and does not include prompt pay or other discounts, rebates or reductions in price. Source: Source Healthcare Analytics – A Symphony Health Solutions Company.

(3)
For unpartnered products, we are exploring licensing agreement opportunities or other forms of distribution. While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

We typically select products for development that we anticipate could achieve FDA or Health Canada approval for commercial sales several years in the future. However, the length of time necessary to bring a product to the point where the product can be commercialized can vary significantly and depends on, among other things, the availability of funding, design and formulation challenges, safety or efficacy, patent issues associated with the product, and FDA and Health Canada review times.

Dexmethylphenidate Hydrochloride – Generic Focalin XR® (a registered trademark of the brand manufacturer)

Dexmethylphenidate hydrochloride, a Schedule II restricted product (drugs with a high potential for abuse) in the United States, is indicated for the treatment of attention deficit hyperactivity disorder.  On November 21, 2005, we entered into a license and commercialization agreement with Par (as amended the “Par agreement”) pursuant to which we granted Par an exclusive, royalty-free license to make and distribute in the United States all strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for a period of 10 years from the date of commercial launch (which was November 19, 2013). Under the Par agreement, we own the related ANDA, as approved by the FDA, and we retain the right to make and distribute all strengths of the generic product outside of the United States. Calendar quarterly payments are payable by Par to us as calculated  pursuant to a formula depending on a number of factors applicable to each strength. The Par agreement also provides the potential, in limited circumstances, for certain milestone payments being payable to us by Par, with the amount of such payments dependent upon the number of competitors in the market within the first 180 days of commercialization, on a strength by strength basis.  We are responsible under the Par agreement for the development of the product and most related costs which, with the applications to and recent approvals by the FDA, we now consider to be completed.

Our FDA filings for approval to market generic Focalin XR® capsules in various strengths gave rise in the usual course to Paragraph IV patent litigation against the Company and Par by Novartis Pharmaceuticals Corporation, Novartis Pharma AG, Celgene Corporation, Elan Corporation, plc and Elan Pharma International Ltd. and Alkermes Pharma Ireland Limited (successor in title to Elan Pharma International Ltd) in the United States District Courts for New Jersey and Delaware.  In each case, such litigation was settled by stipulations of dismissal together with settlement and license agreements among the parties. By these agreements, Par and the Company may market these generic versions of the product in the U.S., subject to agreed market entry dates and FDA approvals.

We received final approval from the FDA in November 2013 to launch the 15 mg and 30 mg strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the United States, Par. As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for the generic product of that strength from the date of launch on November 19, 2013 in the United States by our partner, Par. Our 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. In June 2015, the FDA indicated the Company would have to meet newly-imposed conditions for bioequivalency for the tentatively-approved strengths of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules prior to receiving final approval. In July 2015, the FDA indicated to the Company that it had rescinded its previous requirement that the Company meet the newly-imposed conditions for bioequivalence prior to receiving final approval for the Company’s tentatively-approved strengths of its generic Focalin XR®. The Company is not aware of any further action required of it in respect of its ANDA for its tentatively-approved strengths. The Company is therefore hopeful that the FDA will shortly grant final approval for the 5 mg strength which is no longer subject to the six months of market exclusivity accorded to the first-filer of an ANDA. Teva launched their own 5 mg, 10 mg and 20 mg strengths of generic Focalin XR® capsules on November 11, 2014, February 2, 2015 and June 22, 2015, respectively. We believe that Par intends to launch the 5 mg strength as soon as the Company is granted final approval for this strength.  In addition, we believe Par intends to launch the 10 mg and 20 mg strengths in August 2015 and December 2015, respectively, upon the expiry of the Teva exclusivity periods (assuming receipt of final FDA approval). There can be no assurance as to when or if any launch will occur, or as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized.

Rexista™ Oxycodone XR (Oxycodone Hydrochloride Controlled-Release)

One of our non-generic products under development is Rexista™ Oxycodone XR (oxycodone hydrochloride controlled-release) capsules, intended as an abuse- and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain.  Rexista™ Oxycodone XR is an investigational drug, with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain when a continuous, around the clock opioid analgesic is needed for an extended period of time. The formulation is intended to present a significant barrier to tampering when subjected to various forms of anticipated physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. Dose dumping is the rapid release of an active ingredient from a controlled-release drug into the blood stream that can result in increased toxicity, side effects, and a loss of efficacy. Dose dumping can result by consuming the drug through crushing, taking with alcohol, extracting with other beverages, vaporizing or injecting. In addition, when crushed or pulverized and hydrated, the proposed extended release formulation is designed to coagulate instantaneously and entrap the drug in a viscous hydrogel, which is intended to prevent syringing, injecting and snorting.

We recently conducted and analyzed the results of three definitive open label, blinded, randomized, crossover, Phase I pharmacokinetic clinical trials in which Rexista™ Oxycodone XR was compared to Oxycontin® under single dose fasting, single dose steady-state fasting and single dose fed conditions in healthy volunteers.  Intellipharmaceutics has received topline data results from all three studies. The first study, a single dose steady-state fasting study, showed that Rexista™ Oxycodone XR met the bioequivalence criteria (90 percent confidence interval of 80 to 125 percent) for all matrices, i.e., on the measure of maximum plasma concentration or Cmax, the ratio of Rexista™ Oxycodone XR to Oxycontin® was 94.95 percent (90 percent confidence interval of 81.29 to 110.89 percent) and on the measure of area under the curve steady state (AUCss) the ratio of Rexista™ Oxycodone XR to Oxycontin® was 100.54 percent (90 percent confidence interval of 89.97 to 112.34 percent).

The second study, a single dose fasting study, showed that Rexista™ Oxycodone XR met the bioequivalence criteria (90 percent confidence interval of 80 to 125 percent) for all matrices, i.e., on the measure of maximum plasma concentration or Cmax, the ratio of Rexista™ Oxycodone XR to Oxycontin® was 92.69 percent (90 percent confidence interval of 80.26 to 107.04 percent), on the measure of area under the curve time (AUCt) the ratio of Rexista™ Oxycodone XR to Oxycontin® was 100.53 percent (90 percent confidence interval of 95.13 to 106.53 percent) while on the measure of area under the curve infinity (AUCinf) the ratio of Rexista™ Oxycodone XR to Oxycontin® was 114.87 percent (90 percent confidence interval of 108.21 to 121.93 percent).

The third study, a single dose fed study, showed that Rexista™ Oxycodone XR met the bioequivalence criteria (90 percent confidence interval of 80 to 125 percent) for all matrices, i.e., on the measure of maximum plasma concentration or Cmax, the ratio of Rexista™ Oxycodone XR to Oxycontin® was 91.66 percent (90 percent confidence interval of 80.21 to 104.75 percent), on the measure of area under the curve time (AUCt) the ratio of Rexista™ Oxycodone XR to Oxycontin® was 103.21 percent (90 percent confidence interval of 94.15 to 113.15 percent) while on the measure of area under the curve infinity (AUCinf) the ratio of Rexista™ Oxycodone XR to Oxycontin® was 107.39 percent (90 percent confidence interval of 98.62 to 107.39 percent).

The results of these studies suggest that the bioavailability of single dose of Rexista™ Oxycodone XR was equivalent to that of OxyContin®, as measured by the respective areas under the curve (“AUC”). The value of AUC essentially provides an estimation of total drug exposure by comparing ratios between Rexista™ Oxycodone XR and OxyContin®.  The ratios obtained were within 80% - 125% at the 90% confidence interval.  This indicates that the technology platform in our formulation of Rexista™ Oxycodone XR, the Point of Divergence Drug Delivery System (“nPODDDSTM”), does not interfere with the bioavailability of oxycodone.  We intend to apply the nPODDDSTM technology platform to other extended release opioid drug candidates (e.g., oxymorphone, hydrocodone, hydromorphone and morphine).

The FDA recently provided the Company with notification regarding its IND submission for Rexista™ Oxycodone XR (Abuse Deterrent oxycodone hydrochloride) extended release tablets indicating that the Company will not be required to conduct Phase III studies if bioequivalence to an existing branded drug Oxycontin® is demonstrated.  The Company believes, in light of the results of the studies described above, it has met the bioequivalence criteria when compared to Oxycontin® and that it will not be required to conduct Phase III studies although no assurance to that effect can be given.  The Company believes the FDA notification is significant as it provides a basis for an accelerated development plan for its Rexista™ Oxycodone XR product candidate, without the need for more costly and time consuming Phase III studies. The Company intends to file an NDA for Rexista™ Oxycodone XR (Abuse Deterrent oxycodone hydrochloride) extended release tablets with the FDA within the next 6 to 12 months, although no assurance to this effect can be given.

The FDA is actively developing a regulatory program for the narcotic analgesic class of products. In April 2015, the FDA issued a guidance document, “Abuse-Deterrent Opioids – Evaluation and Labeling”, to assist the industry in developing new formulations of opioid drugs with abuse-deterrent properties. In April 2013, the FDA approved updated labeling for reformulated OxyContin® tablets. The new labeling indicates that the physical and chemical properties of reformulated OxyContin® are expected to make abuse via injection difficult, and to reduce abuse via the intranasal route. The original OxyContin® was withdrawn for reasons of safety or effectiveness, resulting in the FDA refusing to accept or approve any ANDA of original OxyContin®.

Our Rexista™ Oxycodone XR product candidate has been further enhanced with our PODRAS™ delivery technology, designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies of Rexista™ oxycodone suggest that, unlike other third-party abuse-deterrent oxycodone products, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. The FDA reviewed the Company’s request for Fast Track designation for the Company’s abuse deterrent Rexista™ Oxycodone XR (Oxycodone HCl) extended-release tablets development program incorporating PODRAS™, and in May 2015 notified the Company that the FDA had concluded that it meets the criteria for Fast Track designation. Fast Track is a designation assigned by the FDA in response to an applicant’s request which meets FDA criteria. The designation mandates the FDA to facilitate the development and expedite the review of drugs intended to treat serious or life threatening conditions and that demonstrates the potential to address unmet medical needs. This could potentially result in accelerated approval for Rexista™ Oxycodone XR thereby making it available to patients earlier than would be traditionally possible. There can be no assurance that the Company will, as a result of the Fast Track designation for Rexista™ Oxycodone XR, experience a faster development process or review, compared to conventional FDA standards, or that the Company’s Rexista™ Oxycodone XR product candidate will be approved at all, or that it will ever be successfully commercialized.

We believe that we can leverage our core competencies in drug delivery and formulation for the development of products targeted towards tamper-deterrent opioid analgesics used in pain management. The advantage of our strategy for development of NDA drugs is that our products can, if approved for sale, enjoy a sales exclusivity period. Furthermore, it may be possible to establish and defend the intellectual property surrounding our tamper-deterrent opioid analgesic products.

There can be no assurance as to whether or when the FDA will approve any Intellipharmaceutics' Rexista oxycodone application.

Regabatin™ XR (Pregabalin Extended-Release)

Another Intellipharmaceutics non-generic controlled-release product under development is Regabatin™ XR, pregabalin extended-release capsules. Pregabalin is indicated for the management of neuropathic pain associated with diabetic peripheral neuropathy, postherpetic neuralgia, spinal cord injury and fibromyalgia. A controlled-release version of pregabalin should reduce the number of doses patients take, which could improve patient compliance, and therefore possibly enhance clinical outcomes. Lyrica® pregabalin, twice-a-day ("BID") dosage and three-times-a-day ("TID") dosage, are drug products marketed in the United States by Pfizer Inc. There is no controlled-release formulation on the market at this time. A controlled-release version of pregabalin should reduce the number of doses patients take, potentially improving patient compliance, and therefore potentially improving clinical outcomes.

In the first quarter of 2014, we conducted and analyzed the results of six Phase I clinical trials involving a twice-a-day formulation and a once-a-day formulation. For formulations directed to certain indications which include fibromyalgia, the results suggested that Regabatin™ XR 82.5 mg BID dosage was comparable in bioavailability to Lyrica® 50 mg (immediate-release pregabalin) TID dosage. For formulations directed to certain other indications which include neuropathic pain associated with diabetic peripheral neuropathy, the results suggested that Regabatin™ XR 165 mg once-a-day dosage was comparable in bioavailability to Lyrica® 75 mg BID dosage. There can be no assurance that any additional Phase I or other clinical trials we conduct will meet our expectations, that we will have sufficient capital to conduct such trials, that we will be successful in submitting an NDA 505(b)(2) filing with the

FDA, that the FDA will approve this product candidate for sale in the U.S. market, or that it will ever be successfully commercialized.

Recently, the FDA accepted a Pre-IND meeting request for our once-a-day Regabatin™ XR non-generic controlled release version of pregabalin under the NDA 505(b)(2) regulatory pathway, with a view to possible commercialization in the United States at some time following the December 30, 2018 expiry of the patent covering the pregabalin molecule.  Regabatin™ XR is based on the Company’s controlled release drug delivery technology platform which utilizes the symptomatology and chronobiology of fibromyalgia in a formulation intended to provide a higher exposure of pregabalin during the first 12 hours of dosing. Based on positive feedback and guidance from the FDA, the Company plans to submit an IND in the third quarter of 2015.

SELECTED FINANCIAL INFORMATION

It is important to note that historical patterns of revenue and expenditures cannot be taken as an indication of future revenue and expenditures.  The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding. In general, the fact that expenditures were lower in the three months ended May 31, 2015 when compared to the three months ended May 31, 2014 was due to the Company’s weaker financial position during the three months ended May 31, 2015. Effective December 1, 2013, the Company changed its functional currency from Canadian dollars to U.S. dollars, requiring under U.S. GAAP the prospective reclassification of the derivative liabilities to equity, as discussed further below.

	For the three months ended		For the six months ended
	May 31,	May 31,	May 31,	May 31,
	2015	2014	2015	2014
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
	$	$	$	$
Revenue:	1,268,245	1,478,942	2,407,930	6,160,000
Expenses:	2,646,259	4,544,567	4,633,210	6,980,337
Loss from operations	(1,378,014)	(3,065,625)	(2,225,280)	(820,337)
Loss per share, Basic and Diluted	(0.06)	(0.14)	(0.10)	(0.04)

	As at
	May 31,	November 30,
	2015	2014
	(UNAUDITED)	(AUDITED)
	$	$
Cash	3,029,721	4,233,975
Total Assets	6,642,270	7,875,035

Convertible debenture	1,481,824	1,377,302
Total liabilities	3,697,435	2,965,671
Shareholders' equity	2,944,835	4,909,364
Total liabilities and shareholders equity	6,642,270	7,875,035

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We have identified the following accounting policies that we believe require application of management’s most significant judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Disclosure regarding our ability to continue as a going concern is included in Note 1 to our condensed unaudited interim consolidated financial statements for the three and six months ended May 31, 2015.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of the functional currency; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the accrual of licensing and milestone revenue; and forecasting future cash flows for assessing the going concern assumption.

Revenue recognition

The Company accounts for revenue in accordance with the provision of ASC topic 605 Revenue Recognition. The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing payments on sales of resulting products and other incidental services.

Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition.

A delivered item is considered a separate unit of accounting if the delivered item has stand-alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company's control.

The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Licensing

The Company recognizes revenue from the licensing of the Company's drug delivery technologies, products and product candidates. Licensing revenue is recognized as earned in accordance with the contract terms when the amounts can be reasonably estimated and collectability is reasonably assured.

The Company has a license and commercialization agreement with Par. Under the exclusive territorial license rights granted to Par, the Par agreement requires that Par manufacture, promote, market, sell and distribute the product. Licensing revenue amounts receivable by the Company under this agreement are calculated and reported to the Company by Par, with such amounts generally based upon net product sales and net profit which include estimates for chargebacks, rebates, product returns, and other adjustments.  Licensing revenue payments received by the Company from Par under this agreement are not subject to deductions for chargebacks, rebates, product returns, and other pricing adjustments.  Based on this arrangement and the guidance per ASC topic 605, the Company records licensing revenue as earned in the consolidated statements of operations and comprehensive loss.

The Company has a licensing and manufacturing agreement with Teva by which the Company has granted Teva an exclusive license to market in the U.S. an extended release drug product candidate for which the Company has an ANDA pending for FDA approval.  Under the agreement with Teva, subject to certain conditions, we have agreed to manufacture and supply the product exclusively for Teva and Teva has agreed that we will be its sole supplier of the product to be marketed in the U.S.

Milestones

The milestone method recognizes revenue on substantive milestone payments in the period the milestone is achieved. Milestones are considered substantive if all of the following conditions are met: (i) the milestone is commensurate with either the vendor’s performance to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone; (ii) the milestone relates solely to past performance; and (iii) the milestone is reasonable relative to all of the deliverables and payment terms within the arrangement. Non-substantive milestone payments that might be paid to the Company based on the passage of time or as a result of a partner’s performance are allocated to the units of accounting within the arrangement; they are recognized as revenue in a manner similar to those units of accounting. In connection with the Par agreement, for each day up to a maximum of 180 days from the date of launch if the Company’s product is the only generic in the market or if there is only one generic competitor, a milestone payment is earned. For the three and six months ended May 31, 2015, the Company recognized milestone revenue of $Nil (three and six months ended May 31, 2014 - $108,320 and $354,153).

Research and development

Under arrangements where the license fees and R&D activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the research and development process.

Deferred revenue

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed. During the three and six months ended May 31, 2015, the Company received an amount of $150,000 and recorded it as unearned revenue, as it did not meet the criteria for recognition.

Other incidental services

Incidental services which we may provide from time to time include consulting advice provided to other organizations regarding FDA standards. Revenue is earned and realized when all of the following conditions are met:  (i) there is persuasive evidence of an arrangement; (ii) service has been rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured.

Translation of Foreign Currencies

Effective December 1, 2013, the Company changed its functional currency to the U.S dollar. The change in functional currency was applied on a prospective basis. The U.S. dollar translated amounts of nonmonetary assets and liabilities at December 1, 2013 became the historical accounting basis for those assets and liabilities at December 1, 2013. The impact of the change in functional currency on the measurement and reporting of warrants and the convertible debenture is discussed below. The change in functional currency will result in no change in cumulative translation adjustment going forward as the Company and its wholly owned operating subsidiaries have U.S. dollar functional currencies.

In respect of other transactions denominated in currencies other than the Company and its wholly owned operating subsidiaries’ functional currencies, the monetary assets and liabilities are translated at the period end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in the consolidated statements of operations and comprehensive loss.

The Company’s reporting currency in the three and six months ended May 31, 2015 and year ended November 30, 2014 was the U.S. dollar.

Warrants

In fiscal 2013, the warrants were presented as a liability because they did not meet the criteria of ASC Topic 480 Distinguishing Liabilities from Equity for equity classification. Subsequent changes in the fair value of the warrants were recorded in the consolidated statements of operations and comprehensive loss. As discussed above, the Company changed its functional currency effective December 1, 2013 such that these warrants meet the criteria for prospective equity classification in ASC 480, and the U.S. dollar translated amount of the warrant liability at December 1, 2013 became the amount reclassified to equity.

Convertible debenture

In fiscal 2013, the Company issued an unsecured convertible debenture in the principal amount of $1.5 million (the “Debenture”) as described in Note 5 to our condensed unaudited interim consolidated financial statements for the three months ended February 28, 2015.  At issuance the conversion option was bifurcated from its host contract and the fair value of the conversion option was characterized as an embedded derivative upon issuance as it met the criteria of ASC Topic 815 Derivatives and Hedging. Subsequent changes in the fair value of the embedded derivative were recorded in the consolidated statements of operations and comprehensive loss. The proceeds received from the Debenture less the initial amount allocated to the embedded derivative were allocated to the liability and were accreted over the life of the Debenture using the imputed rate of interest. The Company changed its functional currency effective December 1, 2013 such that the conversion option no longer meets the criteria for bifurcation and was prospectively reclassified to shareholders equity under ASC Topic 815 at the U.S. dollar translated amount at December 1, 2013. Effective June 29, 2015, the maturity date for the Debenture was further extended to January 1, 2016.

Future accounting pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. ASU No. 2014-09 is effective for annual reporting periods beginning after December 15, 2017. Early adoption is not permitted. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment.  The Company is in the process of evaluating the impact of adoption on the Company’s financial position, results of operations or cash flow.

In June 2014, the FASB issued ASU No. 2014-12 in response to the consensus of the Emerging Issues Task Force on EITF Issue 13-D.2 The ASU clarifies that entities should treat performance targets that can be met after the requisite service period of a share-based payment award as performance conditions that affect vesting. Therefore, an entity would not record compensation expense (measured as of the grant date without taking into account the effect of the performance target) related to an award for which transfer to the employee is contingent on the entity’s satisfaction of a performance target until it becomes probable that the performance target will be met. No new disclosures are required under the ASU. The ASU’s guidance is effective for all entities for reporting periods (including interim periods) beginning after December 15, 2015. Early adoption is permitted. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flow.

In August 2014, the FASB issued ASU No. 2014-15, which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued.  An entity must provide certain disclosures if “conditions or events raise substantial doubt about the entity’s ability to continue as a going concern.” The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flow.

In November 2014, the FASB issued ASU No. 2014-16, Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity, which applies to any entity that is an issuer of, or invests in, hybrid financial instruments that are issued in the form of a share. The amendments in ASU No. 2014-16 clarify that an entity must take into account all relevant terms and features when reviewing the nature of the host contract. Additionally, the amendments state that no one term or feature would define the host contract’s economic characteristics and risks. Instead, the economic characteristics and risks of the hybrid financial instrument as a whole would determine the nature of the host contract. ASU No. 2014-16’s amendments will be effective for public business entities for fiscal years, and interim periods within those fiscal years, starting after December 15, 2015, with early adoption permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flow.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. ASU No. 2015-02 provides guidance on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities such as limited partnerships, limited liability corporations, and securitization structures (collateralized debt obligations, collateralized loan obligations, and mortgage-backed security transactions). ASU No. 2015-02 is effective for periods beginning after December 15, 2015, with early adoption permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flow.

RESULTS OF OPERATIONS

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our product candidates in various jurisdictions and any resulting licensing revenue, milestone revenue, product sales, the timing and amount of payments received pursuant to our current and future collaborations with third parties, the existence of any first-to-file exclusivity periods, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a reliable indication of our future performance.

Over the last several years, the FDA, through the Office of Generic Drugs (“OGD”) that approves ANDAs, has experienced a significant deterioration in ANDA approval timelines.  The Company believes that, as of December 2014, the average ANDA approval time exceeded 40 months.  The FDA has attributed this backlog principally to:

•	significant growth in ANDA submissions, particularly foreign submissions
•	an increase in the number of complex products
•	an increase in the number of foreign site inspections
•	limited resources to handle the growth and complexity of submissions

In order to address the significant backlog, the Generic Drug User Fee Amendments of 2012 (“GDUFA”) was passed.  Under GDUFA, the OGD has been collecting new user fees from generic drug companies designed, among other things, to fund the increase in resources required to deal with the approval backlog as well as restructure the OGD to effectively deal with ANDA timelines on a go forward basis.  The Company currently has 5 ANDAs that exceed the 40 month average.  We believe that the FDA has made positive strides in restructuring the OGD to address the ANDA approval backlog and we remain optimistic that the FDA will be successful in reducing the backlog; however there can be no assurance as to when or if the FDA will approve any of our ANDA product candidates.

The following are selected financial data for the three and six months ended May 31, 2015 and 2014.

	For the three months ended				For the six months ended
	May 31,	May 31,			May 31,	May 31,
	2015	2014	Change		2015	2014	Change
	(UNAUDITED)	(UNAUDITED)			(UNAUDITED)	(UNAUDITED)
	$	$	$	%	$	$	$	%
Revenue:
Licensing	1,268,245	1,370,622	(102,377)	-7%	2,407,930	5,805,847	(3,397,917)	-59%
Milestone	-	108,320	(108,320)	-100%	-	354,153	(354,153)	-100%
	1,268,245	1,478,942	(210,697)	-14%	2,407,930	6,160,000	(3,752,070)	-61%

Expenses:
Research and development	1,593,753	3,362,837	(1,769,084)	-53%	2,612,075	4,720,283	(2,108,208)	-45%
Selling, general and administrative	964,147	1,095,548	(131,401)	-12%	1,848,102	2,102,265	(254,163)	-12%
Depreciation	88,359	86,182	2,177	3%	173,033	157,789	15,244	10%
	2,646,259	4,544,567	(1,898,308)	-42%	4,633,210	6,980,337	(2,347,127)	-34%

Loss from operations	(1,378,014)	(3,065,625)	1,687,611	-55%	(2,225,280)	(820,337)	(1,404,943)	171%

Net foreign exchange (loss) gain	(7,105)	(266)	(6,839)	2571%	23,097	38,034	(14,937)	-39%
Interest income	17	1,262	(1,245)	-99%	17	1,388	(1,371)	-99%
Interest expense	(122,168)	(75,646)	(46,522)	61%	(219,764)	(157,925)	(61,839)	39%
Net loss and comprehensive loss	(1,507,270)	(3,140,275)	1,633,005	-52%	(2,421,930)	(938,840)	(1,483,090)	158%

Three Months Ended May 31, 2015 Compared to the Three Months Ended May 31, 2014

Revenue
The Company recorded revenues of $1,268,245 for the three months ended May 31, 2015 versus $1,478,942 for the three months ended May 31, 2014. As the first-filer for generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for that strength from the date of launch on November 19, 2013 in the United States by our partner, Par.  In the second quarter of 2015, we recognized licensing revenue of $1,268,245 from commercial sales of 15 and 30 mg strengths of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules under the Par agreement compared to licensing revenue of $1,370,622 in the second quarter of 2014. The slightly higher revenue in the second quarter of 2014 was in large part a result of the commercial sales occurring in the early stages of marketing the product in those strengths during an exclusivity period. Subsequent to May 19, 2014, we no longer retained generic exclusivity of the 15 mg strength.  Consequently, we faced four generic competitors, and to a lesser extent, a softening of pricing conditions and market share, consistent with industry post-exclusivity experience. In the three months ended May 31, 2014, we also recorded milestone revenue of $108,320 under the Par agreement, which is tied to the achievement of our product being either the only generic in the market or having only one generic competitor. Revenue under the Par agreement represents the commercial sales of the generic product in those strengths and may not be representative of future sales.

Research and Development
Expenditures for R&D for the three months ended May 31, 2015 were $1,593,753, which were lower by $1,769,084 in comparison to the three month period ended May 31, 2014. These included reduced spending for R&D activities associated with our 505(b)(2) new product candidates (Rexista Oxycodone XR and RegabatinTM XR) as well as lower expenses on stock options and the U.S. dollar strengthening by 12% versus the Canadian dollar (local salaries are paid in Canadian funds) relative to the prior period as detailed below.

In the three months ended May 31, 2015, we recorded $823 as expense for stock-based compensation for R&D employees, and there was no expense for performance-based stock options. In the three months ended May 31, 2014, we recorded a total of $1,201,388 as expenses for stock-based compensation expense. A total of 1,658,364 previously granted performance-based stock options were vested as of May 31, 2014. Under the terms of the original option agreements these options were scheduled to expire in September 2014. Effective March 27, 2014, the Company’s shareholders approved a two year extension of the performance-based stock option expiry date of these options to September 10, 2016.  As a result, the Company recorded compensation costs during the three month period ended May 31, 2014 of $1,066,991 related to the extension of these vested performance options. Newly granted stock options issued to R&D executive officers accounted for $134,397 of the additional stock-based compensation expenses.

After adjusting for the stock-based compensation expenses discussed above, expenditures for R&D for the three months ended May 31, 2015 were lower by $568,519 compared to the prior period. This is primarily due to the fact that during the three months ended May 31, 2014 we incurred increased expenses on furthering the development of several generic and NDA 505(b)(2) product candidates, and paid bonuses to certain R&D management employees, compared to the three months ended May 31, 2015, when no bonuses were paid.

Selling, General and Administrative
Selling, general and administrative expenses were $964,147 for the three months ended May 31, 2015 in comparison to $1,095,548 for the three months ended May 31, 2014, a decrease of $131,401.  The decrease is primarily due to strengthening of the US dollar by 12% versus the Canadian dollar in the first quarter of 2015, relative to the prior period.  In particular, the stronger US dollar had a positive impact on wages and salaries (paid in Canadian dollars), partially offset by higher administrative and marketing costs discussed in greater detail below.

Expenditures for wages and benefits for the three months ended May 31, 2015 were $294,066 in comparison to $762,814 for the three months ended May 31, 2014. The decrease is attributable to the issuance of options in the second quarter of 2014 to certain management employees and non-management directors.  In the three months ended May 31, 2015, we recorded $24,832 as expenses for stock-based compensation compared to $258,673 for the three months ended May 31, 2014. After adjusting for the stock-based compensation expenses, expenditures for wages and benefits for the three months ended May 31, 2015 were lower by $234,907 compared to the prior period primarily due to the payment of bonuses to certain management employees in the second quarter of 2014 and no bonuses paid in the three months ended May 31, 2015.

Administrative costs for the three months ended May 31, 2015 were $528,829 in comparison to $222,032 for the three months ended May 31, 2014.  The increase is primarily due to an increase in expenditures in corporate legal activities and to the timing difference as to when certain professional fees were accrued.

Marketing costs for the three months ended May 31, 2015 were $122,855 in comparison to $89,828 for the three months ended May 31, 2014.  This increase is the result of an increase in travel expenditures related to business development activities.

Depreciation
Depreciation for the three months ended May 31, 2015 was $88,359 in comparison to $86,182 for the three months ended May 31, 2014. The increase is primarily due to the additional investment in lab, production equipment and computer equipment during the three months ended May 31, 2015.

Foreign Exchange (loss) gain
Foreign exchange loss was $7,105 for the three months ended May 31, 2015 in comparison to a loss of $266 in the three months ended May 31, 2014.  The foreign exchange loss for the three months ended May 31, 2015 was due to the strengthening of the U.S. dollar against the Canadian dollar during the three months ended May 31, 2015 as the exchange rates changed to $1.00 for C$1.2437 as at May 31, 2015 from $1.00 for C$1.2503 as at February 28, 2015. The foreign exchange loss for the three months ended May 31, 2014 was due to the change in functional currency from Canadian dollars to U.S. dollars, effective December 1, 2013, in combination with the modest weakening of the U.S. dollar against the Canadian dollar during the three months ended May 31, 2014 as the exchange rates changed to $1.00 for C$1.0842 as at May 31, 2014 from $1.00 for C$1.1074 as at February 28, 2014.

Interest Income
Interest income for three months ended May 31, 2015 was lower by $1,245 in comparison to the prior period. In the second quarter of 2015, interest was lower largely due to lower average amounts of cash equivalents on hand compared to the three months ended May 31, 2015.

Interest Expense
Interest expense for the three months ended May 31, 2015 was higher by $46,522 compared with the prior period. This is primarily because the interest expense paid in 2015, on the Debenture which accrues interest payable at 12% annually and the related conversion option embedded derivative accreted at an annual imputed interest of approximately 8%, was over a three month period in comparison to the second quarter in 2014 where the Debenture interest was over a two month period.

Net loss
The Company recorded net loss for the three months ended May 31, 2015 of $1,507,270 or $0.06 per diluted common share, compared with a net loss of $3,140,275 or $0.14 per common share for the three months ended May 31, 2014. The net loss for the three months ended May 31, 2015, is $1,633,005 lower than the comparable prior period primarily due to reduced stock-based compensation and bonus expense, and tighter overall cost control.  During the three months ended May 31, 2015, the net loss is attributed to the ongoing R&D and selling, general and administrative expenses, partially offset by licensing revenues from commercial sales of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules.  During the three months ended May 31, 2014, the net loss is attributed to increased R&D and selling, general and administrative expense, including an increase in stock-based compensation expense, payment of bonuses to executive officers, salary increases to certain non-management employees, partially offset by licensing revenue and milestone revenue.

Six Months Ended May 31, 2015 Compared to the Six Month Ended May 31, 2014

Revenue
The Company recorded revenues of $2,407,930 for the six months ended May 31, 2015 versus $6,160,000 for the six months ended May 31, 2014. As the first-filer for generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for that strength from the date of launch on November 19, 2013 in the United States by our partner, Par. During the six months ended May 31, 2014, we recognized licensing revenue of $5,805,847 from commercial sales of 15 and 30 mg strengths of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules under the Par agreement. This revenue includes the commercial sales occurring in the early stages of the marketing of the generic product in those strengths during an exclusivity period. In the six months ended May 31, 2014, we also recorded milestone revenue, tied to the achievement of our product being either the only generic in the market or having only one generic competitor, of $354,153 under the Par agreement. Subsequent to May 19, 2014, we no longer retained generic exclusivity of the 15 mg strength. Consequently, we faced four generic competitors, and to a lesser extent, a softening of pricing conditions and market share, consistent with industry post-exclusivity experience. The first quarter of 2015 was also impacted by wholesaler buying patterns, with January and February showing lower than average unit sales into the wholesale network. Revenue under the Par agreement represents the commercial sales of the generic product in those strengths and may not be representative of future sales.

Research and Development
Expenditures for R&D for the six months ended May 31, 2015 were lower by $2,108,208 compared to the six months ended May 31, 2014. These included reduced spending for R&D activities as well as lower expenses on stock options as detailed below.

In the six months ended May 31, 2015 we recorded $1,642 as expense for stock based compensation for R&D employees, and there was no expense for performance-based stock options. In the six months ended May 31, 2014, we recorded $1,201,388 as expenses for stock-based compensation expense. A total of 1,658,364 previously granted performance-based stock options were vested as of May 31, 2014. Under the terms of the original option agreements these options were scheduled to expire in September 2014. Effective March 27, 2014, the Company’s shareholders approved a two year extension of the performance-based stock option expiry date of these options to September 10, 2016.  As a result the Company recorded compensation costs of $1,066,991 related to the extension of these vested performance options during the six months period ended May 31, 2014. Newly granted stock options issued to R&D executive officers accounted for $134,397 of the additional stock-based compensation expenses.

After adjusting for the stock-based compensation expenses discussed above, expenditures for R&D for the six months ended May 31, 2015 were lower by $908,462 compared to the six months ended May 31, 2014. This is primarily due to the fact that during the six months ended May 31, 2014 we incurred increased expenses on furthering the development of several generic and NDA 505(b)(2) product candidates, the payment of bonuses to certain management and non-management employees, and salary increases to certain non-management employees. There were no such expenses during the six months ended May 31, 2015.

Selling, General and Administrative
Selling, general and administrative expenses were $1,848,102 for the six months ended May 31, 2015 in comparison to $2,102,265 for the six months ended May 31, 2014, a decrease of $254,163. The decrease is due to lower expenses related to wages and benefits, offset by higher administrative and marketing costs discussed in greater detail below.

Expenditures for wages and benefits for the six months ended May 31, 2015 were $587,297 in comparison to $1,042,073 in the six months ended May 31, 2014.  For the six months ended May 31, 2015, we recorded $49,526 as expense for stock-based compensation compared to an expense of $265,210 for the six months ended May 31, 2014. The decrease is attributable to the issuance of options in the six months ended May 31, 2014 to certain management employees and the non-management directors.  After adjusting for the stock-based compensation expenses, expenditures for wages and benefits for the six months ended May 31, 2015 were lower by $239,092 compared to the prior period, primarily due to the payment of bonuses to certain management and non-management employees during the six month ended May 31, 2014 and no bonuses paid during the six months ended May 31, 2015.

Administrative costs for the six months ended May 31, 2015 were $997,342 in comparison to $803,408 in the six months ended May 31, 2014.  The increase is primarily due to an increase in expenditures in corporate legal activities and to the timing difference as to when certain professional fees were accrued.

Marketing costs for the six months ended May 31, 2015 were $225,492 in comparison to $215,612 in the six months ended May 31, 2014. This increase is primarily the result of an increase in travel expenditures related to business development activities.

Depreciation
Depreciation expenses for the six months ended May 31, 2015 were $173,033 in comparison to $157,789 in the six months ended May 31, 2014. The increase is primarily due to the additional investment in lab, production equipment and computer equipment during the six months ended May 31, 2015.

Foreign Exchange (loss) gain
Foreign exchange gain was $23,097 for the six months ended May 31, 2015 in comparison to a gain of $38,034 in the six months ended May 31, 2014.  The foreign exchange gain for the six months ended May 31, 2015 was due to the strengthening of the U.S. dollar against the Canadian dollar during the six months ended May 31, 2015 as the exchange rates changed to $1.00 for C$1.2437 as at May 31, 2015 from $1.00 for C$1.1440 as at November 30, 2014. The foreign exchange gain for the six months ended May 31, 2014 was due to the change in functional currency from Canadian dollars to U.S. dollars, effective December 1, 2013, in combination with the strengthening of the U.S. dollar against the Canadian dollar during the six months ended May 31, 2014 as the exchange rates changed to $1.00 for C$1.0842 as at May 31, 2014 from $1.00 for C$1.0620 as at November 30, 2013.

During the six months ended May 31, 2015, the exchange rate averaged $1.00 for C$1.2213 compared to $1.00 for C$1.0939 for the six months ended May 31, 2014.

Interest Income
Interest income for the six months ended May 31, 2015 was lower by $1,371 in comparison to the prior period. For the six months ended May 31, 2015 interest was lower largely due to a lower average amount of cash equivalents on hand compared to the six months ended May 31, 2015.

Interest Expense
Interest expense for the six months ended May 31, 2015 was higher by $61,839 compared with the prior period. This is primarily because the interest expense paid in 2015, on the Debenture which accrues interest payable at 12% annually and the related conversion option embedded derivative accreted at an annual imputed interest of approximately 8%, was over a three month period in comparison to the second quarter in 2014 where the Debenture interest was over a two month period.

Net loss
The Company recorded net loss for the six months ended May 31, 2015 of $2,421,930 or $0.10 per common share, compared with a net loss of $938,840 or $0.04 per common share for the six months ended May 31, 2014. In the six months ended May 31, 2015, the net loss is attributed to the ongoing R&D and selling, general and administrative expenses, partially offset by licensing revenues from commercial sales of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules.  In the six months ended May 31, 2014, the net loss is attributed to the ongoing R&D and selling, general and administrative expense, including an increase in stock-based compensation expense, payment of bonuses to certain management and non-management employees, salary increases for certain non-management employees, partially offset by licensing revenue and milestone revenue.

SUMMARY OF QUARTERLY RESULTS

The following selected financial information is derived from our condensed unaudited interim consolidated financial statements for the three and six months ended May 31, 2015 and the Years ended November 30, 2014 and 2013.

Quarter Ended	Revenue	Net (loss) income	(Loss) income per share
			Basic(i)	Diluted(i)
	$	$	$	$
May 31, 2015	1,268,245	(1,507,270)	(0.06)	(0.06)
February 28, 2015	1,139,685	(914,660)	(0.04)	(0.04)
November 30, 2014	1,536,990	(1,247,105)	(0.05)	(0.05)
August 31, 2014	1,072,703	(1,670,407)	(0.07)	(0.07)
May 31, 2014	1,478,942	(3,140,275)	(0.14)	(0.14)
February 28, 2014	4,681,058	2,201,435	0.10	0.09
November 30, 2013	1,527,474	(6,325,439)	(0.30)	(0.30)
August 31, 2013	-	(2,047,783)	(0.10)	(0.10)

It is important to note that historical patterns of revenue and expenditures cannot be taken as an indication of future revenue and expenditures. Net income and loss has been variable over the last eight quarters, and has been impacted primarily by the FDA approval and commercial sales of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths, availability of funding, the level of our R&D spending, and the fair value adjustment of derivative liabilities. The net loss in the second quarter of 2015 is attributed to the ongoing R&D and selling, general and administrative expense, including an increase in bio-studies, partially offset by licensing revenue from generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. The net loss in the first quarter of 2015 was attributed to lower licensing revenues compared to the prior period, partially offset by lower R&D and selling, general and administrative expenses. This is primarily due to the loss of exclusivity on the 15 mg strength of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules.  In the first quarter of 2015 we faced four generic competitors and a softening of pricing conditions and market share, consistent with post exclusivity experience.  The net loss in the third and fourth quarter of 2014 is attributed to the ongoing R&D and selling, general and administrative expense, as well as the loss of exclusivity period for the 15 mg strength of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules in the third quarter, allowing more competitors into the market, which negatively impacted our licensing revenue from generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. The net loss in the second quarter of 2014 is attributed to the ongoing R&D and selling, general and administrative expense, including an increase in stock-based compensation expense, payment of bonuses to certain management employees, increased salaries to certain non-management employees, partially offset by licensing revenue and milestone revenue from our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. The net income in the first quarter of 2014 is attributed to the licensing and milestone revenue of $4.7 million from generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules and the change in functional currency eliminating fair value adjustments of derivative liabilities.  The higher net income in the first quarter of 2014 is attributed to the licensing revenue from generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules plus milestone revenue received under the Par agreement. As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for that strength from the date of launch on November 19, 2013 in the United States by our partner, Par. The higher net loss during the fourth quarter of 2013 when compared to the net loss in the third quarter of 2013 can be mainly attributed to the fair value adjustment of derivative liabilities for a loss of $5.1 million due to the significant increase in common share price driving the fair market valuation of derivate liabilities. This loss partially offset by the timing of certain R&D activities which have been deferred, and licensing revenue of $1.5 million related to commercial sales of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths under the Par agreement. The increase in the Company’s net loss for the third quarter ended August 31, 2013, as compared to the Company’s net loss for the second quarter ended May 31, 2013, can be attributed to the loss of $0.2 million in the fair value adjustment of derivative liabilities.  In contrast, for the second quarter ended May 31, 2013, there was a gain of $0.2 million in the fair value adjustment of derivative liabilities.

LIQUIDITY AND CAPITAL RESOURCES

	For the three months ended				For the six months ended
	May 31,	May 31,			May 31,	May 31,
	2015	2014	Change		2015	2014	Change
	(UNAUDITED)	(UNAUDITED)			(UNAUDITED)	(UNAUDITED)
	$	$	$	%	$	$	$	%
Cash flows (used in) from operating activities	(1,150,362)	918,965	(2,069,327)	-225%	(1,277,909)	1,136,089	(2,413,998)	-212%
Cash flows from financing activities	109,894	962,974	(853,080)	-89%	259,042	5,655,560	(5,396,518)	-95%
Cash flows used in investing activities	(153,894)	(217,319)	63,425	-29%	(185,387)	(282,879)	97,492	-34%
(Decrease) Increase in cash	(1,194,362)	1,664,620	(2,858,982)	-172%	(1,204,254)	6,508,770	(7,713,024)	-119%
Cash, beginning of period	4,224,083	5,604,736	(1,380,653)	-25%	4,233,975	760,586	3,473,389	457%
Cash, end of period	3,029,721	7,269,356	(4,239,635)	-58%	3,029,721	7,269,356	(4,239,635)	-58%

The Company had cash of $3,029,721 as at May 31, 2015 compared to $4,224,083 as at February 28, 2015. The decrease in cash during the three months ended May 31, 2015 is mainly a result of lower cash receipts relating to commercial sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths, an increase in cash flows provided from financing activities which are mainly from common share sales under the at-the-market offering program, partially offset by an increase in purchases of production, laboratory and computer equipment. The increase in cash during the three months ended May 31, 2014 is mainly a result of the cash flows provided from operating activities which are from an increase in the licensing revenue and milestone revenue, an increase in cash flows provided from financing activities which are mainly from common share sales under the at-the-market offering program described below, partially offset by an increase in purchases of production, laboratory and computer equipment.  We believe our current cash position is sufficient to fund our planned R&D activities through to September 2015.

For the three and six months ended May 31, 2015, net cash flows used in operating activities decreased to $1,150,362 and $1,277,909 as compared to net cash flows provided from operating activities increased for the three and six months ended May 31, 2014 of $918,965 and $1,136,089. The May 31, 2015, decrease was due to the receipt of approximately $966,607 and $1,731,930, respectively, as our payment relating to in commercial sales of Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules by Par for the 15 and 30 mg strengths of the drug product under the Par agreement. The May 31, 2014 increase was due to the receipt of $2,796,929 and $5,871,190, respectively, as our payments relating to commercial sales of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules by Par for the 15 and 30 mg strengths of the drug product for the period November 19, 2013 to December 31, 2013, and November 19, 2013 to March 31, 2014, respectively, under the Par agreement. Also, in the three months ended May 31, 2014, the Company received $395,835 under the Par agreement as a milestone payment tied to the achievement of our product being either the only generic in the market or having only one generic competitor.

R&D costs, which are a significant portion of the cash flows used in operating activities, related to continued internal research and development programs are expensed as incurred. However, equipment and supplies are capitalized and amortized over their useful lives if they have alternative future uses. For the three months ended May 31, 2015 and May 31, 2014, R&D expense was $1,593,753 and $3,362,837, respectively. For the three months ended May 31, 2015 and May 31, 2014, R&D expense before stock-based compensation expense was $1,592,930 and $2,161,449, respectively.  For the six months ended May 31, 2015 and May 31, 2014, R&D expense was $2,612,075 and $4,720,283, respectively. For the six months ended May 31, 2015 and May 31, 2014, R&D expense before stock-based compensation expense was $2,610,433 and $3,518,895, respectively.

As a research and development company, Intellipharmaceutics Corp., a wholly-owned subsidiary of the Company (“IPC Corp”) is eligible to receive investment tax credits from various levels of government under the Scientific Research & Experimental Development incentive programs.  Depending on the financial condition of IPC Corp, research and development expenses in any fiscal year could be claimed.  Eligible research and development expenses included salaries for employees involved in research and development, cost of materials, equipment purchase as well as third party contract services.  This amount is not a reduction in income taxes but a form of government refundable credits based on the level of research and development that the Company carries out.

For the three and six months ended May 31, 2015, net cash flows provided from financing activities of $109,894 and $259,042 related principally to at-the-market issuances of 82,700 and 82,700 of our common shares sold on NASDAQ for gross proceeds of $252,212 and $252,212 and net proceeds of $244,976 and $244,976, respectively, and to the exercise of options, partially offset by capital lease and financing cost payments.  No at-the-market issuances occurred in the first three months of 2015.  For the three and six months ended May 31, 2014, net cash flows provided from financing activities of $962,974 and $5,655,560 related principally to at-the-market issuances of 377,400 and 1,689,500 of our common shares sold on NASDAQ for gross proceeds of $1,627,659 and $6,571,673 and net proceeds to us of $1,582,898 and $6,390,952, respectively.

For the three and six months ended May 31, 2015, net cash flows used in investing activities of $153,894 and $185,387 related mainly to the purchase of production equipment due to the acceleration of product development activities. For the three and six months ended May 31, 2014, net cash flows used in investing activities of $217,319 and $282,879 related mainly to the purchases of production equipment due to the acceleration of product development activities.

All non-cash items have been eliminated from the consolidated statements of cash flows.

Other than the net income for the three months ending February 28, 2014, the Company has incurred losses from operations since inception. To date, the Company has funded its research and development activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. To a lesser extent, since November 2013, research has also been funded from revenues from sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths. Currently, the Company does not anticipate generating sufficient cash flows from operations as it pursues the development of its portfolio of ANDA, ANDS and NDA 505(b)(2) product candidates.  Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities. Although there can be no assurances, such capital may come from revenues from the sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from proceeds of the Company’s at-the-market offering program and from potential partnering opportunities. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and we are able to successfully market approved products.  We cannot be certain that we will be able to receive FDA approval or Health Canada for any of our current or future product candidates, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability.

We received final approval from the FDA in November 2013 to launch the 15 mg and 30 mg strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the United States, Par. As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for that strength from the date of launch on November 19, 2013 in the United States by our partner, Par. Our 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties.  In June 2015, the FDA indicated the Company would have to meet newly-imposed conditions for bioequivalency for the tentatively-approved strengths of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules prior to receiving final approval. In July 2015, the FDA indicated to the Company that it had rescinded its previous requirement that the Company meet the newly-imposed conditions for bioequivalence prior to receiving final approval for the Company’s tentatively-approved strengths of its generic Focalin XR®. The Company is not aware of any further action required of it in respect of its ANDA for its tentatively-approved strengths. The Company is therefore hopeful that the FDA will shortly grant final approval for the 5 mg strength which is no longer subject to the six months of market exclusivity accorded to the first-filer of an ANDA. Teva launched their own 5 mg, 10 mg and 20 mg strengths of generic Focalin XR® capsules on November 11, 2014, February 2, 2015 and June 22, 2015, respectively. We believe that Par intends to launch the 5 mg strength as soon as the Company is granted final approval for this strength.  In addition, we believe Par intends to launch the 10 mg and 20 mg strengths in August 2015 and December 2015, respectively, upon the expiry of the Teva exclusivity periods (assuming receipt of final FDA approval). There can be no assurance as to when or if any launch will occur, or as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized.

As of July 10, 2015, we had a cash balance of $2.5 million, which we expect will fund our currently projected operations through October 2015.  In order for us to continue operations at currently projected levels beyond October 2015, we will be required to seek significant additional capital. We might also need further additional capital to fund any R&D activities which are at higher-than-currently projected levels and to fund any significant expansion of our operations.  Although there can be no assurances, such capital may come from revenues from the sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from proceeds of the Company’s at-the-market offering program and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development, although there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.

Our cash requirements for R&D during any period depend on the number and extent of the R&D activities we focus on. At present, we are working principally on our Rexista OxycodoneTM XR and RegabatinTM XR

505(b)(2), and selected generic, product candidate development projects. For our RegabatinTM XR 505(b)(2) product candidate, Phase III clinical trials can be capital intensive, and will only be undertaken consistent with the availability of funds and a prudent cash management strategy. We do not anticipate any material equipment purchases in the next twelve months in the absence of significant additional funding.

In May 2015 the Company announced an agreement to purchase the land and building from which it conducts its operations, as well as an adjoining property, for a combined purchase price of C$4,700,000. The purchase agreement is subject to various conditions, and as of July 10, 2015, these conditions have yet to be satisfied.  The Company is evaluating its options in relation to these properties.

Effective June 29, 2015, the July 1, 2015 maturity date for the Debenture in respect of the $1,500,000 loan to the Company by Drs. Isa and Amina Odidi was further extended to January 1, 2016.

The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.  In the event that we do not obtain sufficient additional capital, it will cast substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones.  Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials or our not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, ANDS or NDAs at all or in time to competitively market our products or product candidates.

OUTSTANDING SHARE INFORMATION

The number of shares outstanding as of May 31, 2015 was 23,624,311, an increase of 167,700 from November 30, 2014 as a result of the exercises of options for 85,000 common shares and the sale of 82,700 common shares under our at-the-market offering program. In November 2013, we entered into an equity distribution agreement with Roth Capital Partners, LLC (“Roth”), pursuant to which we could from time to time sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations) through at-the-market issuances on the NASDAQ or otherwise. An aggregate of 1,689,500 common shares were sold for net proceeds of $6,390,670 in the year ended November 30, 2014. During the three and six months ended May 31, 2015, an aggregate of 82,700 and 82,700 of our common shares sold on NASDAQ for gross proceeds of $252,212 and $252,212 and net proceeds of $244,976 and $244,976, respectively, under the at-the-market offering program.  No at-the-market issuances occurred in the first three months of 2015. We may in the future offer and sell our common shares with an aggregate purchase price of up to $9,976,115 pursuant to our at-the-market program. There can be no assurance that any additional shares will be sold under the at-the-market program. The number of options outstanding as of May 31, 2015 is 4,734,042, a decrease of 124,166 from November 30, 2014, due to 85,000 options exercised, and 39,166 options forfeited during the six months ended May 31, 2015. The warrants outstanding as of May 31, 2015 represent 2,291,075 common shares issuable upon the exercise of outstanding common share purchase warrants. The number of deferred share units outstanding as of May 31, 2015 is 53,393, an increase of 4,384 from November 30, 2014. As of July 10, 2015 the number of shares outstanding is 23,890,311.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT LIQUIDITY AND MARKET RISK

Liquidity risk is the risk that the Company will encounter difficulty raising funds to meet its commitments as they become due. In meeting its liquidity requirements, the Company closely monitors its cash requirements in the forecasted period.

We are exposed to interest rate risk, which is affected by changes in the general level of interest rates.  Due to the fact that the Company’s cash is deposited with major financial institutions in an interest savings account, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates given their relative short-term nature.

Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

We are exposed to changes in foreign exchange rates between the Canadian and United States dollar which could affect the value of our cash.  The Company had no foreign currency hedges or other derivative financial instruments as of May 31, 2015. The Company did not enter into financial instruments for trading or speculative purposes and does not currently utilize derivative financial instruments.

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX gain while a weakening U.S. dollar will lead to a FX loss.

CAPITAL RESOURCES

At May 31, 2015, our cash totalled $3,029,721 compared to $4,233,975 as at November 30, 2014.  This reduction is consistent with our licensing revenues of generic Focalin XR ® (dexmethylphenidate hydrochloride extended-release) capsules that were insufficient to offset ongoing R&D and selling general and administrative expenses.  In November 2013, we established an at-the-market equity program pursuant to which we could sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations). As of November 30, 2014, we had issued and sold 1,689,500 common shares with an aggregate offering price of $6,571,673 under the at-the-market program. During the three and six months ended May 31, 2015, 82,700 and 82,700 of our common shares sold on NASDAQ for gross proceeds of $252,212 and $252,212 and net proceeds of $244,976 and $244,976, respectively, under the at-the-market offering program.  Roth received compensation of $7,186 in connection with such sales. We may in the future offer and sell our common shares with an aggregate purchase price of up to $9,976,115 pursuant to our at-the-market program. There can be no assurance that any additional shares will be sold under the at-the-market program.

At May 31, 2015, shareholders’ equity was $2,944,835 compared to shareholders’ equity of $4,909,364 at November 30, 2014. The decrease was due to the loss from operations during the six months ended May 31, 2015.

WORKING CAPITAL

Working capital (defined as current assets minus current liabilities) has decreased by approximately $2.3 million at May 31, 2015 from November 30, 2014, mainly as a result a lower cash balance and a decrease in accounts receivable impacted by wholesaler buying patterns, with January and February showing lower than average unit sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. As of July 10, 2015, we had a cash balance of $2.5 million, which we expect will fund our currently projected operations through October 2015.  In order for us to continue operations at currently projected levels beyond October 2015, we will be required to seek significant additional capital. We might also need further additional capital to fund any R&D activities which are at higher-than-currently projected levels and to fund any significant expansion of our operations.  Although there can be no assurances, such capital may come from revenues from the sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from proceeds of the Company’s at-the-market offering program and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development, although there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.

Effective June 29, 2015, the July 1, 2015 maturity date for the Debenture in respect of the $1,500,000 loan to the Company by Drs. Isa and Amina Odidi was further extended, to January 1, 2016.

The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.  In the event that we do not obtain sufficient additional capital, it will cast substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials or the Company not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, ANDSs or NDAs at all or in time to competitively market our products or product candidates.

CAPITAL EXPENDITURES

Total capital expenditures in the three and six months ended May 31, 2015 were $153,984 and $185,387, respectively, compared to $217,319 and $282,879, respectively, in the three and six months ended May 31, 2014. Capital expenditures in 2015 and 2014 relate to the purchase of production and laboratory equipment.  We do not anticipate any material equipment purchases in the next twelve months in the absence of significant additional funding.

CONTRACTUAL OBLIGATIONS

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors.  The Company has entered into capital lease agreements for laboratory equipment where the lease obligation will end in fiscal 2017. Operating lease obligations relate to the lease of premises which will expire in November 2015, with an option to extend the lease for five additional years on terms we currently believe to be favourable.

					May 31 , 2015
	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	1 year	1 year	Total
	$	$	$	$	$	$
Third parties
Accounts payable	1,319,419	-	-	-	-	1,319,419
Accrued liabilities	504,702	-	-	-	-	504,702
Capital lease	4,996	5,134	5,273	5,416	28,091	48,910
Related parties
Employee costs payable	192,580	-	-	-	-	192,580
Convertible debenture1	1,515,277	-	-	-	-	1,515,277
	3,536,974	5,134	5,273	5,416	28,091	3,580,888

(1)	Effective June 29, 2015, the July 1, 2015 maturity date for the Debenture in respect of the $1.5 million loaned to the Company was further extended to January 1, 2016.

CONTINGENCIES AND LITIGATION

From time to time, the Company may be exposed to claims and legal actions in the normal course of business. As at May 31, 2015, and continuing as at July 10, 2015, the Company is not aware of any pending or threatened material litigation claims against the Company, other than the ones described in the following paragraphs.

Pursuant to an arrangement agreement between Vasogen and Cervus LP (“Cervus”) dated August 14, 2009 (the "Cervus Agreement"), Vasogen and a Vasogen subsidiary (“New Vasogen”) entered into an indemnity agreement (the "Indemnity Agreement"), which became an obligation of the Company as of October 22, 2009. The Indemnity Agreement is designed to provide Cervus with indemnification for claims relating to Vasogen's and New Vasogen's business that are brought against Cervus in the future, subject to certain conditions and limitations. The Company's obligations under the Indemnity Agreement relating to the Tax pools defined in the Indemnity Agreement are limited to an aggregate of C$1,455,000 with a threshold amount of C$50,000 before there is an obligation to make a compensation payment. The Company does not presently expect to have to pay any amount under this Indemnity Agreement.

On or about August 8, 2014, Pfizer Inc., Wyeth LLC, Wyeth Pharmaceuticals Inc., and PF Prism C.V. filed a complaint against Intellipharmaceutics Corp. and Intellipharmaceutics International Inc. for alleged patent infringement in the United States District Court for the District of Delaware in respect of Intellipharmaceutics’ development of a generic of the branded drug Pristiq® (O-desmethylvenlafaxine succinate extended release tablets in 50 and 100 mg dosage strengths). A similar complaint for patent infringement was filed on August 11, 2014 by the same parties in the District Court for the Southern District of New York. The above-noted litigation has been settled effective February 2, 2015, and the litigation has been dismissed, without prejudice and without costs. All other terms of the settlement are confidential.

On or about September 26, 2014, Aziende Chimiche Riunite Angelini Francesco A.C.R.A.F. S.p.A. and Angelini Pharma Inc. filed a complaint against Intellipharmaceutics International Inc., Intellipharmaceutics Corp., and Intellipharmaceutics Ltd. for alleged patent infringement in the United States District Court for the District of Delaware in respect of Intellipharmaceutics’ development of a generic of the branded drug Oleptro™ (trazodone hydrochloride extended-release tablets in 150 and 300 mg dosage strengths). The complaint was filed by the plaintiffs and subsequently served. The Company believes that the likelihood of having to pay any damages or other penalty to the plaintiffs in connection with the resolution of this complaint in its anticipated course is remote, although no assurance can be provided to this effect. The parties are engaged in settlement discussions, although the Company cannot predict whether these discussions will result in a settlement.

RELATED PARTY TRANSACTIONS

In January 2013, the Company completed the private placement financing of an unsecured Debenture in the principal amount of $1.5 million.  The Debenture was to mature July 1, 2015, but effective June 29, 2015, the maturity date was further extended to January 1, 2016.  The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, our principal stockholders, directors and executive officers provided us with the $1.5 million of the proceeds for the Debenture.

DISCLOSURE CONTROL AND PROCEDURES

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as at May 31, 2015. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Based on that evaluation, management has concluded that these disclosure controls and procedures are effective as at May 31, 2015.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of our Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting using the Internal Control-Integrated Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of May 31, 2015. Management has not identified any material weaknesses or changes in the Company’s internal control over financial reporting as of May 31, 2015.

OFF-BALANCE SHEET ARRANGEMENTS

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of May 31, 2015, the Company was not involved in any material unconsolidated SPE transactions.

RISKS AND UNCERTAINTIES

We are a research and development company that received final FDA approval of our once daily generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths in November 2013. Our 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. In June 2015, the FDA indicated the Company’s tentatively-approved strengths of generic Focalin XR® would have to meet newly-imposed conditions for bioequivalence prior to receiving final approval. In July 2015, the FDA indicated to the Company that it had rescinded its previous requirement that the Company meet the newly-imposed conditions for bioequivalence prior to receiving final approval for the Company’s tentatively-approved strengths of its generic Focalin XR®. The Company is not aware of any further action required of it in respect of its ANDA for its tentatively-approved strengths. The Company is therefore hopeful that the FDA will shortly grant final approval for the 5 mg strength which is no longer subject to the six months of market exclusivity accorded to the first-filer of an ANDA. Teva launched their own 5 mg, 10 mg and 20 mg strengths of generic Focalin XR® capsules on November 11, 2014, February 2, 2015 and June 22, 2015, respectively. We believe that Par intends to launch the 5 mg strength as soon as the Company is granted final approval for this strength.  In addition, we believe Par intends to launch the 10 mg and 20 mg strengths in August 2015 and December 2015, respectively, upon the expiry of the Teva exclusivity periods (assuming receipt of final FDA approval). There can be no assurance as to when or if any launch will occur, or as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized. We depend significantly on the actions of our development partner Par in the prosecution, regulatory approval and commercialization of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules and on their timely payment to us of the contracted quarterly payments as they come due.  Our near term ability to generate significant revenue will depend upon successful commercialization of our products in the United States, where the branded Focalin XR® product is in the market. Although we have several other products in our pipeline, they are at earlier stages of development. Because of these characteristics, the Company is subject to certain risks and uncertainties, or risk factors. The Company cannot predict or identify all such risk factors nor can it predict the impact, if any, of the risk factors on its business operations or the extent to which a factor, event or any such combination may materially change future results of financial position from those reported or projected in any forward looking statements. Accordingly the Company cautions the reader not to rely on reported financial information and forward looking statements to predict actual future results. This report and the accompanying financial information should be read in conjunction with this statement concerning risks and uncertainties. Some of the risks, uncertainties and events that may affect the Company, its business, operations and results of operations are given in this section. However, the factors and uncertainties are not limited to those stated.

We believe that the revenues derived from our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules are subject to seasonal fluctuations and wholesaler buying patterns. These products are indicated for conditions including attention deficit hyperactivity disorder, which we expect may see increases in prescription rates during the school term and declines in prescription rates during summer vacations and other school holidays.

Since we commenced operations we have incurred accumulated losses through May 31, 2015.  We had an accumulated deficit of $47.9 million as of May 31, 2015 and have incurred additional losses since such date. As we engage in the development of products in our pipeline, we will continue to incur further losses.  There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow.  Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and whether we are able to successfully market approved products.  We cannot be certain that we will be able to receive FDA or Health Canada approval for any of our current or future product candidates, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability.

Our business requires substantial capital investment in order to conduct the research and development, clinical and regulatory activities necessary to bring our products to market and to establish commercial manufacturing, marketing and sales capabilities. As of July 10, 2015, we had a cash balance of $2.5 million, which we expect will fund our currently projected operations through October 2015.  In order for us to continue operations at currently projected levels beyond October 2015, we will be required to seek significant additional capital. We might also need further additional capital to fund any R&D activities which are at higher-than-currently projected levels and to fund any significant expansion of our operations.  Although there can be no assurances, such capital may come from revenues from the sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from proceeds of the Company’s at-the-market offering program and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development, although there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all. The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.

In the event that we do not obtain sufficient additional capital, it will cast substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to raise additional funds on terms favorable to us, or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials or our not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, ANDSs or NDAs at all or in time to competitively market our products or product candidates.

We set goals regarding the expected timing of meeting certain corporate objectives, such as the commencement and completion of clinical trials, anticipated regulatory approval and product launch dates. From time to time, we may make certain public statements regarding these goals. The actual timing of these events can vary dramatically due to, among other things, insufficient funding, delays or failures in our clinical trials or bioequivalence studies, the uncertainties inherent in the regulatory approval process, such as requests for additional information, delays in achieving manufacturing or marketing arrangements necessary to commercialize our product candidates and failure by our collaborators, marketing and distribution partners, suppliers and other third parties to fulfill contractual obligations.  If we fail to achieve one or more of these planned goals, the price of our common shares could decline.

Further risks and uncertainties affecting us can be found elsewhere in this document, in our latest Annual Information Form, our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), and our latest Form 20-F, and other public documents filed on SEDAR and EDGAR.

OUTLOOK

Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities. Our research and development efforts are dependent upon our ability to raise additional capital. Although there can be no assurances, such capital may come from revenues from the sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from proceeds of the Company’s at-the-market offering program and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development, although there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all. The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.  In the event that we do not obtain sufficient additional capital, it will cast substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Our cash outflows are expected to consist primarily of internal and external research and development expenditures to advance our product pipeline in addition to general and administrative expenditures to support our corporate infrastructure.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones.
Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials or our not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, ANDSs or NDAs at all or in time to competitively market our products or product candidates.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s latest Annual Information Form, our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), and latest Form 20-F, can be located under the Company’s profile on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov